UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA ANNOUNCES THE SALE OF AN INSURANCE COMPANY IN PANAMA

Medellín, Colombia, February 23, 2015

Today, Banistmo S.A. (“Banistmo”), a Bancolombia’s subsidiary, and Suramericana S.A. (“Suramericana”) entered into an agreement whereby Banistmo will sell to Suramericana 100% of the shares of Seguros Banistmo S.A., an insurance company incorporated under the laws of the Republic of Panama (“Seguros Banistmo”).

The sale is subject to certain conditions, including, among others, receipt of the required regulatory approvals of the Insurance and Reinsurance Superintendency of Panama (Superintendencia de Seguros y Reaseguros de Panamá) and the Consumer Protection and Competition Defense Authority of Panama (Autoridad de Protección al Consumidor y Defensa de la Competencia de Panamá (ACODECO)).

The purchase price will be determined at the closing and will be calculated on the basis of Seguros Banistmo’s equity.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: February 23, 2015	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance